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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ----------------

                               Amendment No. 2 to
                                 SCHEDULE 14D-9
       Solicitation/Recommendation Statement Pursuant to Section 14(d)(4)
                     of the Securities Exchange Act of 1934

                                ----------------

                              CAREERBUILDER, INC.
                           (Name of Subject Company)

                              CAREERBUILDER, INC.
                      (Name of Person(s) filing Statement)

                         Common Stock, $.001 par value
                         (Title of Class of Securities)

                                   141684100
                     (CUSIP Number of Class of Securities)

                                ----------------

                               Robert J. McGovern
                     President and Chief Executive Officer
                              CareerBuilder, Inc.
                        10780 Parkridge Blvd., Suite 200
                             Reston, Virginia 20191
                                 (703) 259-5500
 (Name, address and telephone number of person authorized to receive notice and communications
                  on behalf of the person(s) filing statement)
                                With a copy to:

                             Donald L. Toker, Esq.
                               Hale and Dorr LLP
                         1455 Pennsylvania Avenue, N.W.
                              Washington, DC 20004
                                 (202) 942-8400

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.


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This Amendment No. 2 to the Solicitation and Recommendation Statement on
Schedule 14D-9 amends and supplements the Solicitation and Recommendation Statement on Schedule 14D-9 originally filed on July 25, 2000, as amended by Amendment No. 1 thereto (as amended, the "Schedule 14D-9") by CareerBuilder, Inc., a Delaware corporation (the "Company"), relating to a tender offer by CB Acquisition Corp. ("Purchaser"), a Delaware Corporation and a wholly-owned subsidiary of Career Holdings, Inc., a Delaware corporation ("Career Holdings"), disclosed in a tender offer statement on Schedule TO (the "Schedule TO") dated July 25, 2000, to purchase all outstanding shares of common stock of the Company (the "Shares") at a price of $8.00 per Share, net to the seller in cash, without interest (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 25, 2000 (the "Offer to Purchase") and the related Letter of Transmittal. Capitalized terms used but not defined herein shall have the meanings assigned to them in the Schedule 14D-9.

     The Company hereby amends and supplements the Schedule 14D-9 as follows:

Item 8. Additional Information.

     Item 8 is hereby amended and supplemented as follows:

     "On July 28, 2000, an amended complaint to the lawsuit entitled Caroline Teitelbaum v. Peter J. Barris, David C. Wetmore, Gary C. Butler, Robert J. McGovern, James A. Tholen, CareerBuilder, Inc., Knight-Ridder, Inc. and Tribune Company, was filed in the Chancery Court in and for New Castle County, Delaware by a plaintiff seeking to assert claims on behalf of a class of all stockholders of CareerBuilder. The amended complaint alleges that the CareerBuilder Board breached its fiduciary duties to the CareerBuilder stockholders by appointing a special committee whose members suffered from conflicts of interest and by entering into the Merger Agreement allegedly without conducting an adequate process and containing a termination fee provision that will inhibit competing bidders. The amended complaint alleges that Tribune and Knight-Ridder, Inc. aided and abetted the CareerBuilder Board's alleged breaches. The plaintiff seeks injunctive relief against the transaction or if consummated, recission of the transaction and/or damages. CareerBuilder and Career Holdings believe that the amended complaint is without merit and intend to defend the claims vigorously."

     The full text of the amended complaint is filed herewith as Exhibit
(i)(3) and incorporated herein by reference.

Item 9. Exhibits

     Item 9 is hereby amended and supplemented by the addition of the following exhibit hereto:

  (i)(3) Amended Complaint of Caroline Teitelbaum against Peter J. Barris, David
C. Wetmore, Gary C. Butler, Robert J. McGovern, James A. Tholen, CareerBuilder, Inc., Knight-Ridder, Inc. and Tribune Company (Court of Chancery of New Castle County, Delaware) (incorporated herein by reference to Exhibit (a)(5)(E) to the Schedule TO).
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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                         CareerBuilder, Inc.

                                         By:    /s/ Robert J. McGovern
                                             ---------------------------------
                                         Name:  Robert J. McGovern
                                         Title: Chairman, President and
                                                Chief Executive Officer


Date: August 1, 2000
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                                 EXHIBIT INDEX


     (i)(3) Amended Complaint of Caroline Teitelbaum against Peter J. Barris, David C. Wetmore, Gary C. Butler, Robert J. McGovern, James A. Tholen, CareerBuilder, Inc., Knight-Ridder, Inc. and Tribune Company (Court of Chancery of New Castle County, Delaware) (incorporated herein by reference to Exhibit
(a)(5)(E) to the Schedule TO).